News Release

FIRST INSTALLATION OF RESIN SYSTEM'S MODULAR COMPOSITE POLE IS COMPLETED IN ATLANTIC CANADA'S LIVE DISTRIBUTION GRID

Edmonton, Alberta, December 13, 2004: Resin Systems Inc. ("RSI")   (RS – TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies, are pleased to announce that the first installation of RSI's RStandard™ modular composite pole has been completed in Atlantic Canada's live power distribution grid.  RSI's 45 foot modular composite pole replaced an existing wood pole in the grid.  Pictures of the installation have been posted on RSI's website at www.grouprsi.com.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and related products throughout the global marketplace.

 For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.